

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Paul W. Graves
Chief Executive Officer
Livent Corp.
1818 Market Street
Philadelphia, Pennsylvania 19103

> **Re: Livent Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **Form 8-K Dated August 3, 2023**
> **Filed August 3, 2023**
> **File No. 001-38694**

Dear Paul W. Graves:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 53

1. We see that your revenue in 2022 increased by approximately 93%, or $392.8 million, versus $420.4 million for 2021 primarily due to higher pricing across all of your products partially offset by a slight decrease in sales volumes. We also note similar general explanations of the increase in revenues in your 10-Qs. Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. Please provide an expanded disclosure covering the material variances reflected in your 2022 and 2023 financial statements including revenues, gross margin percentages, and effective tax rates. Disclose also the impact of foreign exchange rate variances on each account that was materially impacted. The

disclosure should identify the specific changes ocuuring during the period that materially impacted the corresponding revenue and expense accounts. It appears that your disclosure should address each factor identified on pages 23-24 unless the corresponding impact on your operating results was immaterial. See the relevant guidance in Item 303(b) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Note 5, page 72

2.   Please disclose what has been deducted in presenting the "inventory, net" balance. Any allowance account should be separately presented if material.

Form 8-K filed August 3, 2023

Exhibit 99.1, page 5

3.   It appears that you are deducting a cash settled item in your adjusted cash provided by operations liquidity measure. Please clarify how you are compliant with Item 10(e)(1)(ii)(A) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or Al Pavot at (202) 551-3738 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services